EXHIBIT 99.(a)(4)

February 18, 2004

Dear Jacuzzi Brands Employee:

I am very pleased to offer you the opportunity to participate in Jacuzzi Brands’ Exchange Program, which was approved by stockholders at our Annual Meeting held on February 11, 2004. The Exchange Program offers you the one-time opportunity to trade in your eligible stock options for shares of restricted stock.

Included in this package are materials that will help you understand how the Exchange Program works, answer any questions you may have and explain the election process. Please take the time to review this material carefully. You may elect to participate in the Exchange Program at any time until 5:00 p.m., EST time on March 17, 2004.

Our long-term incentive plans are an important aspect of recognizing the contributions of our key employees. Accordingly, we want to be sure that employees like you are rewarded for excellent performance and have a personal interest in the future performance of Jacuzzi Brands. We believe that the Exchange Program will provide you with a meaningful long-term incentive opportunity.

Thank you for all your efforts for Jacuzzi Brands.

Sincerely,
/s/ David H. Clarke

Enclosures